Exhibit 23.4

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Amended and Restated 2003 Long Term Incentive Plan of Mylan N.V. of our report dated March 23, 2015, with respect to the combined financial statements of The Developed Markets Branded Generics Pharmaceuticals Business of Abbott Laboratories as of and for the year ended December 31, 2014 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to expense allocations from the consolidated financial statements and accounting records of Abbott Laboratories) included in Mylan N.V.’s Current Report on Form 8-K/A dated March 26, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

September 14, 2015